SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

May 30, 2021

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT 99.2 TO THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Periodic Report of OPC Energy Ltd. for the Three Months Ended March 31, 2021

On May 30, 2021, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its periodic report (in Hebrew) for the three months ended March 31, 2021 (“OPC’s Periodic Report”). English convenience translations of the (i) Report of the Board of Directors regarding the Company’s Matters for the Three-Month Period ended March 31, 2021 and (ii) Condensed Consolidated Interim Financial Statements at March 31, 2021 as published in OPC’s Periodic Report, and (iii) Pro Forma Consolidated Financial Statements at March 31, 2021 (reflecting the acquisition of the CPV Group (“CPV”) (i.e. Competitive Power Holdings LP, Competitive Power Ventures Inc. and CPV Renewable Energy Company Inc.) by CPV Group LP, an entity in which OPC holds a 70% stake) are furnished as Exhibits 99.1, 99.2 and 99.3, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements
This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to OPC’s business strategy statements relating to OPC’s and CPV’s development projects including expected start of construction and completion or operation dates, estimated cost and investment in projects, and characteristics (e.g., capacity and technology) and stage of development of such projects, including statements and plans with respect to the Tzomet project, including expected commercial operation date (“COD”), construction cost and capacity, and statements with respect to CPV’s development pipeline and projects including the description of projects in various stages of developments and statements relating to expectations about these projects, statements and plans with respect to the construction and operation of facilities for generation of energy on the consumer’s premises and arrangements for supply and sale of energy to consumer, statements with respect to Sorek B, statements relating to the Gnergy acquisition agreement, statements relating to CPV’s hedging plans and expected impact on gross margin, statements with respect to industry and potential regulatory developments in the U.S., the OPC-Hadera power plant, including the expected insurance reimbursement for COD delay and compensation for delay in delivery date, OPC’s plans and expectations regarding regulatory clearances and approvals for its projects, and the technologies intended to be used thereto, statements with respect to the expected impact of COVID-19, the Electricity Authority (“EA”) tariffs and their expected effects on OPC, including announced changes effective for 2021, expected timing and impact of maintenance, renovation and construction work on OPC’s power plants, the expected COD of Energean’s Karish reservoir and expected impact of COD delays, the expected interpretation and impact of regulations on OPC and its subsidiaries, OPC’s expansion plans and goals, OPC’s adoption of certain accounting standards and the expected effects of those standards on OPC’s results, statements relating to potential expansion activities by OPC outside of Israel, and statements with respect to assumptions and estimates with respect to the preparation of the pro forma financial statements. These statements are based on OPC Energy Ltd. management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to potential  failure to obtain regulatory or other approvals for projects or to meet the required conditions and milestones for development of its projects, the risk that OPC (including CPV) may fail to develop or complete projects or any other planned transactions including dispositions or acquisitions, as planned or at all, the actual cost and characteristics of project, risks relating to potential new regulations or existing regulations having different interpretations or impacts than expected, the risk that the accounting standards may have a material effect on OPC’s results, risks relating to changes to the EA tariffs with and the impact on OPC’s results, risks relating to electricity prices in the U.S. where CPV operates and the impact of hedging arrangements of CPV, the risk that the assumptions and estimates on which the pro forma financial statements were based may not be realized as expected or at all, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

99.1
OPC Energy Ltd. – Periodic Report for three months ended March 31, 2021— Report of the Board of Directors regarding the Company’s Matters for the Three-Month Period ended March 31, 2021, as published on May 30, 2021 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.2
OPC Energy Ltd. – Periodic Report for the three months ended March 31, 2021— Condensed Consolidated Interim Financial Statements at March 31, 2021, as published on May 30, 2021 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.3	OPC Energy Ltd. – Pro Forma Consolidated Financial Statements at March 31, 2021, as published on May 30, 2021 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: May 30, 2021	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer